Exhibit 2.1

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

        This Amendment (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of December 5, 2006 (the “Merger Agreement”), by and among Grip Acquisition Corporation, an Iowa corporation (“MergerCo”), Bridgestone Americas Holding, Inc., a Nevada corporation (“ParentCo”), and Bandag, Incorporated, an Iowa corporation (the “Company”), is entered into by and among MergerCo, ParentCo and the Company as of March 23, 2007.

RECITALS

        WHEREAS, there is a putative class action lawsuit currently pending in the Iowa District Court for Muscatine County, styled Plumbers & Pipefitters Local 572 Pension Fund v. Bandag, Inc., et al., Case No. EQV017067 (the “Action”), which is purportedly brought on behalf of the shareholders of the Company against the Company and its Board of Directors (collectively, the “Defendants”); and

        WHEREAS, the Action challenges the sale of the Company to ParentCo in accordance with the terms and conditions of the Merger Agreement, pursuant to which ParentCo will acquire the Company for $50.75 per share; and

        WHEREAS, counsel for all parties to the Action have reached an agreement in principle, set forth in that certain Memorandum of Understanding, dated as of March 23, 2007 (the “Memorandum”), providing for the settlement of the Action between and among plaintiff, on behalf of itself and the putative Class (as defined in the Memorandum), and Defendants, on the terms and subject to the conditions set forth in the Memorandum (the “Settlement”); and

        WHEREAS, Defendants, to avoid the costs, disruption and distraction of further litigation, and without admitting, and specifically denying, the validity of any allegations made in the Action, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled and dismissed on the terms reflected in the Memorandum; and

        WHEREAS, Defendants have agreed as part of the Settlement to amend Section 5.4(d)(iv)(3) of the Merger Agreement to reduce the time period stated therein from five business days to four business days.

AGREEMENT

        NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

        Section 1. Amendment to Merger Agreement. Section 5.4(d) of the Merger agreement is amended in its entirety to read as follows:

“(d) Notwithstanding the foregoing, the Company shall be permitted, if it has otherwise complied with its obligations under this Section 5.4, but only prior to the satisfaction of the condition set forth in Section 6.1(a), to:

(i) engage in discussions or negotiations with a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, (A) the Company enters into an Acceptable Confidentiality Agreement with such Person and (B) the Company Board determines in good faith (1) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws;

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to a Person who has made a written Takeover Proposal not solicited in violation of this Section 5.4 if, prior to taking such action, the Company Board determines in good faith (A) after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes or is reasonably likely to result in a Superior Proposal and (B) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws, but only so long as the Company (x) has caused such Person to enter into an Acceptable Confidentiality Agreement and (y) concurrently discloses the same such non-public information to MergerCo if such non-public information has not previously been disclosed to MergerCo;

(iii) withdraw, modify or amend the Company Board Recommendation in a manner adverse to MergerCo or ParentCo (a “Recommendation Change”), if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws; provided that, if such action is in response to or relates to a Takeover Proposal, then the Recommendation Change shall be taken only in compliance with Section 5.4(d)(iv);

(iv) in response to a Takeover Proposal not solicited in violation of this Section 5.4 which the Company Board has determined in good faith, after consultation with its outside financial advisor, constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by MergerCo pursuant to the provisos to this paragraph, (x) effect a Recommendation Change or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, such termination to be effective only if in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a); provided that the Company shall not make a Recommendation Change or terminate this Agreement unless: (1) the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws, (2) the Company shall have given MergerCo prompt written notice advising MergerCo of (A) the decision of the Company Board to take such action and (B) the material terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and, if available, a copy of the relevant proposed transaction agreements with such party and other material documents, (3) the Company shall have given MergerCo four Business Days (or three Business Days in the event of each subsequent material revision to such Takeover Proposal) after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal) and shall have negotiated in good faith with MergerCo with respect to such proposed revisions or other proposal, if any, and (4) at the end of such period, the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by MergerCo, if any, after consultation with outside legal counsel, that (A) in the case of a Recommendation Change, failure to take such action would be inconsistent with its fiduciary obligations to the shareholders of the Company under applicable Laws and (B) in the case of a termination of this Agreement, that such Takeover Proposal remains a Superior Proposal relative to the Merger, as supplemented by any counterproposals made by MergerCo; provided that, in the event the Company Board does not make the determination referred to in clause (4) of this paragraph but thereafter determines to effect a Recommendation Change or to terminate this Agreement pursuant to this Section 5.4(d)(iv), the procedures referred to in clauses (1) — (4) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification.”

        Section 2. Effectiveness and Continued Effectiveness. The amendment to the Merger Agreement set forth in Section 1 above is effective as of the date set forth above. The parties hereto hereby acknowledge and agree that, except as specifically supplemented and amended, changed or modified in Section 1 above, the Merger Agreement shall be unaffected by this Amendment and remain in full force and effect in accordance with its terms.

        Section 3. Execution in Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

        Section 4. Defined Terms. Except as otherwise expressly provided herein, or unless the context otherwise requires, all terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement.

        Section 5. Governing Law. This Amendment will be governed by, and construed in accordance with, the laws of the State of Iowa, without giving effect to any applicable principles of conflict of laws that would cause the laws of another State to otherwise govern this Amendment.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year above written.

GRIP ACQUISITION CORPORATION
By: /s/ Saul Solomon
Name: Saul Solomon
Title: President
BRIDGESTONE AMERICAS HOLDING, INC.
By: /s/ Saul Solomon
Name: Saul Solomon
Title: VP & General Counsel
BANDAG, INCORPORATED
By: /s/ Warren W. Heidbreder
Name: Warren W. Heidbreder
Title: Vice President, Chief Financial Officer

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